UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

TPG RE Finance Trust, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87266M107

(CUSIP Number)

Steven L. Lichtenfeld, Esq.,
Proskauer Rose LLP
Eleven Times Square

New York, NY 10036-8299
(212) 969-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1.	NAMES OF REPORTING PERSONS UPS Group Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,699,451
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,699,451
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,699,451
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%(1)
12.	TYPE OF REPORTING PERSON (see instructions) EP

(1)	The percentage used herein and the rest of this Schedule 13G is calculated based upon 59,618,302 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017.

1.	NAMES OF REPORTING PERSONS UPS Plan Investments Group
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,699,451
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,699,451
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,699,451
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12.	TYPE OF REPORTING PERSON (see instructions) HC

1.	NAMES OF REPORTING PERSONS Geoff Kelley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,699,451
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,699,451
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,699,451
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Schedule 13G is filed to report the Reporting Persons’ ownership of shares of common stock, $0.001 par value per share, of TPG RE Finance Trust, Inc. (the “common stock”). The Reporting Persons’ current beneficial ownership of the common stock is set forth on the cover pages hereto.

Item 1.	(a)	Name of Issuer:

TPG RE Finance Trust, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

888 Seventh Avenue, 35th Floor New York, New York 10106

Item 2.	(a) through (c):

This Schedule 13G is being jointly filed by and on behalf of each of UPS Group Trust, UPS Plan Investments Group and Geoff Kelley (each, a “Reporting Person,” and together, the “Reporting Persons”). UPS Group Trust is the record owner of the common stock set forth on the cover pages hereto. UPS Plan Investments Group is the named fiduciary of UPS Group Trust and may be deemed to beneficially own securities held by UPS Group Trust. Geoff Kelley is the Chief Investment Officer of UPS Plan Investments Group and has the sole power to vote and dispose of the common stock and may be deemed to beneficially own securities held by UPS Group Trust.

(a)-(c)

Name, Address and Citizenship of Reporting Persons

Reporting Person: UPS Group Trust
Address: 55 Glenlake Parkway NE
Atlanta, GA 30328
State of Organization: Massachusetts

Reporting Person: UPS Plan Investments Group
Address: 55 Glenlake Parkway NE
Atlanta, GA 30328
State of Organization: Georgia

Geoff Kelley

Address: c/o UPS Plan Investments Group
55 Glenlake Parkway NE
Atlanta, GA 30328
Citizenship: United States

	(d)	Title of Class of Securities

Common Stock, $0.001 par value per share.

	(e)	CUSIP Number

87266M107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2018	UPS Plan Investments Group

/s/ Geoff Kelley

Name: Geoff Kelley
Title: Chief Investment Officer

UPS Group Trust

By: UPS Plan Investments Group
Its: Named Fiduciary

/s/ Geoff Kelley

Name: Geoff Kelley
Title: Chief Investment Officer

/s/ Geoff Kelley

Name: Geoff Kelley

Exhibit Index

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement dated January 18, 2018